November 24, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Jane Park

    Re: Acceleration Request for Biodesix, Inc.

         Registration Statement on Form S-3 (File No. 333-261095)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Biodesix, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-261095 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Time or as soon thereafter as practicable, on November 29, 2021, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

[Signature Page Immediately Follows]

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Samir A. Gandhi of Sidley Austin LLP at (212) 839-5684.

Very truly yours,

/s/ Scott Hutton
Scott Hutton
Chief Executive Officer

cc:    Robin Harper Cowie, Biodesix, Inc.

Frank F. Rahmani, Sidley Austin LLP